UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Freedom Acquisition Holdings, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

35645F103 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35645F103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marlin Equities II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

5,923,200
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,923,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No.	35645F103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

5,923,200
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,923,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No.	35645F103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ian G.H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

5,923,200
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,923,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1	(a).	Name of Issuer:

Freedom Acquisition Holdings, Inc., a Delaware corporation the (“Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1114 Avenue of the Americas, 41st Floor
New York, NY 10036

Item 2	(a).	Name of Filing Person:

Marlin Equities II, LLC, is a Delaware limited liability company (“Marlin”). The controlling Members of Marlin are Martin E. Franklin and Ian G.H. Ashken. Each of Marlin, Mr. Franklin and Mr. Ashken is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

Marlin Equities II, LLC
555 Theodore Fremd Avenue
Rye, New York 10580

Martin E. Franklin
555 Theodore Fremd Avenue
Rye, New York 10580

Ian G.H. Ashken
555 Theodore Fremd Avenue
Rye, New York 10580

Item 2	(c).	Citizenship:

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2	(d).	Title of Class of Securities:

Common Shares, $0.00001 par value

Item 2	(e).	CUSIP Number:

35645F103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Incorporated by reference to Items 5-11 of each Reporting Person’s respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf on Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See attached Exhibit B.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits and Schedules.

Exhibit A Joint Filing Agreement, dated February 12, 2007, by and among the Reporting Persons.

Exhibit B Members of the Group.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	Marlin Equities II, LLC

	By:	/s/ Ian G. H. Ashken
Name: Ian G. H. Ashken
Title: Member

/s/ Martin E. Franklin
Martin E. Franklin

/s/ Ian G.H. Ashken
Ian G.H. Ashken

Exhibit A

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 12, 2007	Marlin Equities II, LLC

	By:	/s/ Ian G.H. Ashken
Name: Ian G.H. Ashken
Title: Member

/s/ Martin E. Franklin
Martin E. Franklin

/s/ Ian G.H. Ashken
Ian G.H. Ashken

Exhibit B

Members of the Group

Marlin Equities II, LLC

Berggruen Holdings North America Ltd.